Velvet Ropes Special Events, Inc.

10 Universal City Plaza, 20th Floor

Universal City, CA 91608

818-753-2331

April 6, 2009

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Velvet Ropes Special Events, Inc.

Registration Statement Form S-1 – Acceleration Request

File No.: 333-15442

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to April 8, 2009 at 5:00 p.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Velvet Ropes Special Events, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Velvet Ropes Special Events, Inc. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Velvet Ropes Special Events, Inc.

/s/ Maneeja Noory

____________________________________

Maneeja Noory, President